New Jersey Mining Company
P.O. BOX 1019
KELLOGG, ID 83837
(208) 783-3331 [PHONE OR FAX]

June 3, 2005
Revised June 13, 2005

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

Dear Director Schwall:

Following are responses to SEC comments on the Company’s 2004 Form 10-KSB which were faxed to our office on 18 May 2005. Our auditors and I have communicated with Ms. Regina Balderas by telephone on 25 May and subsequently. We have not been able to contact Mr. George K. Schuler, Mining Engineer by phone. I believe we have responded fully to the comments made by SEC. A marked filing of the proposed revisions to the Form 10-KSB is included for reference.

Report of Independent Registered Public Accounting firm, page 24

1.
Comment: We note that you present the cumulative results of operations, changes in stockholders’ equity and statements of cash flows for the period from inception on July 18, 1996 to December 31, 2004 as audited. However, your auditors indicate in their report that they did not audit the portion of those cumulative totals for the period from inception on July 18, 1996 to December 31, 2002. Since there is no disclosure or labeling to suggest the information related to the period from inception on July 18, 1996 to December 31, 2002, is unaudited, it will be necessary to amend your filing to include the other auditor’s report, provided that auditor is willing to reissue the opinion, or to otherwise label such information as unaudited until you are able to make other arrangements. Please contact us, along with you independent auditors, to discuss the requested items above prior to submitting your response.

Response: The statements of operations, changes in stockholders’ equity and cash flows have been amended to label cumulative results as unaudited.

Statement of Changes in Stockholders’ Equity, page 28

2.	Comment: With regard to transaction reflected in the line item “Issuance of common stock for services” during the year ended December 31, 1999, tell us the reasons there was no change in common stock amount pertaining to the 79,300 shares issued.

Response: These shares of common stock issued for services should have been  valued with a corresponding expense recognized in the year ended December 31,  1999. Restatement of prior year financial statements for this error is not considered  necessary, however, because the associated dollar amount of the shares is not material  to the financial statements presented in the 2004 Form 10KSB. The value of the  shares based upon the average market price in 1999 of $0.10 is $7,930 which is 0.5%  of accumulated deficit at December 31, 2004. The average market price is used to  value these shares because it is more readily determinable than the value of the  services provided.

In SAB 32 (SAB Topic 5-F) "Accounting Changes Not Retroactively Applied Due to  Immateriality," the SEC staff has indicated that when prior periods are not restated  for an error because the effects on all periods, and the cumulative effect, are  immaterial, the cumulative effect of change should be included in the results of  operations for the period that the change is made. Therefore, the Registrant will  record this cumulative change in its 10QSB for the quarter ended June 30, 2005.

Statements of Cash Flows, page 30

3.
Comment: Under paragraph 14 of SFAS 95, you are required to classify cash receipts and cash payments as resulting from investing, financing, or operating activities. As such, please revise your statement of cash flows to classify in the appropriate sections the amounts included in the line item “cash of acquired companies” for the period from inception on July 18, 1996, through December 31, 2004.

Response: The statement of cash flows has been amended to classify “cash of acquired companies” as an investing activity.

Exhibit 31.1

4.
Comment: We note the certification you provide appears to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-B. Please revise paragraph 5 of the certification to tread “based on my most recent evaluation of internal control over financial reporting” if this would properly reflect the nature of the evaluation that you performed. Report of Auditor incorrectly states that present auditor has audited inception-to-date from July 18, 1996.

Response: Exhibit 31.1 has been amended to revise paragraph 5 of the certification to be in accordance with the requirements of Item 601(b)(31) of Regulation S-B. The Auditor’s report has been revised to indicate that the present auditor has only audited for the two years, 2003 and 2004.

Engineering Comments

General

5.	Comment: Insert a small-scale map showing the location, transportation corridors, and access to the properties. Note that SEC’s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and for additional assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Response: A digital map has been added to the amended 10-KSB.

6.	Comment: The filing refers to mines and other mineral properties that exist in the area of the property. This may allow investors to infer that the company’s property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company’s property.

Response: Only one such reference to nearby mines was noted, and that was with respect to the CAMP property. The CAMP property is, in fact, part of the Galena and Coeur mines which are operated as a unit. Nevertheless, reference to those two mines and the Sunshine mine have been eliminated.

7.
Comment: To the extent that the web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

“This web site also contains information about adjacent properties on which  we have no right to explore or mine. We advise U.S. investors that the SEC’s  mining guidelines strictly prohibit information of this type in documents filed  with the SEC. U.S. investors are cautioned that mineral deposits on adjacent  properties are not indicative of mineral deposits on our properties.”

Response: The language and cautionary note have been added in two locations on the web site.

8.
Comment: Since the cutoff grade concept is important to understanding the potential of the mineral properties, disclose the “cutoff” grade or tenor used to define the reserves. In establishing this cut-off grade, disclose the operating parameters and assumptions that realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response: Cutoff grades were in fact disclosed for two of the three properties where  the company has calculated reserves. In the amended 10-KSB the cutoff for the third  property has been added and the basis for the cutoff has been added to all three  property descriptions.

Golden Chest, page 14
Present Condition and Work Completed on the Property, page 15

9.
Comment: The third paragraph of the section refers to material within a preliminary pit design constructed using a $500/oz. Gold price. However, the spot price of gold has not reached the $500 level for a considerable amount of time and Industry Guide 7 requires that the reserves be economic and legally accessible at the time of the reserve determination. Revise this disclosure using more recent cost estimates and historical prices. The staff believes that the historic three-year average price is more appropriate. It is the staffs’ position that proven or probable “reserves” for a mineral property cannot be designated unless:

  Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined at a commercial rate and a profit made. This is the “final” or “bankable” feasibility study that is required to meet the requirements to designate reserves under Industry Guide 7.
  An appropriate historic metal price such as the historic three-year average price is used in any reserve or cash flow analysis to designate reserves.
  The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Industry Guide 7 can be reviewed on the Internet at: www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Response: The company does not claim any open pitable reserves at the Golden Chest mine. The paragraph has been revised to be more clear and not to mislead the reader.

Silver Button Prospect, page 18

10.	Comment: As a general checklist, when reporting the results of sampling and chemical analyses:

  Disclose only weight-average sample analyses associated with a measured length or a substantial volume.
  Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
  Eliminate all disclosure of the highest values or grades of sample sets.

  Eliminate grades disclosed as “up to” or “as high as.”
  Eliminate statements containing grade and/or sample-width ranges.
  Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
  Generally, use tables to improve readability of sample and drilling data.
  Soil samples may be disclosed as a weighted average value over some area.
  Refrain from reporting single soil sample values.
  Convert all ppb quantities to ppm quantities for disclosure.

Revise the text accordingly.

Response: The checklist is helpful in disclosing accurate information. Language in the description of the Silver Button prospect has been appropriately revised.

Representations

As instructed in your letter of 17 May 2005, it is acknowledged that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Fred W. Brackebusch,
President